FRANKLIN OGELE, P.A.

Attorney at Law

Gateway One, 26th FL

Newark, New Jersey 07102

Phone: 973 277 4239 / Fax: 862 772 3985

www.ogelelaw.com / Email: franklin@ogelelaw.com

Office: (973) 277 4239	New York (Bar #2364974)
Fax: (862) 772 3985	New Jersey (Bar #00252190)

November 18, 2022

Marion Graham, Esq.

Law Clerk

United States Securities

And Exchange Commission

Washington, DC 20549

Re: TechCru Inc.

Offering Statement on Form 1-A Filed October 4, 2022

Request for Qualification Amendment No. 1

File No. 024-12012

Dear Mr. Graham:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), TechCru, Inc. hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above referenced Offering Statement on Form 1-A, so that it may be qualified on Tuesday, November 22, 2022 or as soon as practicable.

The Company respectfully informs the Staff that no participant is required to clear its arrangements with FINRA.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

●	should the Commission or Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and/or qualification as a defense in any proceeding in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (973) 277 4239. Thank you for your assistance.

Sincerely,

/s/ Franklin Ogele

Franklin Ogele, Esq.

President/General Counsel